UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Date: April 20, 2018

 Exhibit Index

Exhibit No.	Description

99.1	Announcement dated April 20, 2018
99.2	Press release entitled “CNOOC Limited Announces Key Operational Statistics for Q1 2018”

 Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2018 (ended 31 March 2018). The comparative statistics for the first quarter of 2017 (ended 31 March 2017) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the first quarter of 2018 (ended 31 March 2018). The comparative statistics for the first quarter of 2017 (ended 31 March 2017) are also disclosed in this announcement.

The Company achieved total net production of 120.1 million barrels of oil equivalent (“BOE”) for the first quarter of 2018, representing an increase of 0.8% year over year (“YoY”). Production from offshore China decreased 1.2% YoY to 77.5 million BOE, mainly due to normal decline of the producing fields. Overseas production increased 4.7% YoY to 42.6 million BOE, mainly driven by production growth of Missan project in Iraq and an increase of interests held by Bridas in Pan American Energy.

For the first quarter of 2018, the Company made six new discoveries and drilled fifteen successful appraisal wells. In Eastern South China Sea, new discoveries of Enping 10-2 and Enping 15-2 are expected to be jointly developed with Enping 15-1 to become a mid-sized oilfield. Another two new discoveries, Ranger and Pacora, were made at the Stabroek block in Guyana, which represent the sixth and seventh oil discoveries at the block to date.

For the new projects planned to commence production this year, Stampede oil field and Weizhou 6-13 oil field have commenced production, and other projects have progressed smoothly.

The unaudited oil and gas sales revenue of the Company reached approximately RMB 42.54 billion for the first quarter of 2018, representing an increase of 10.8% YoY, mainly due to the significant rebound in international oil prices. During the period, the Company’s average realized oil price increased 23.0% YoY to US$63.50 per barrel, which is in line with the international oil prices trend. The Company’s average realized gas price was US$6.47 per thousand cubic feet, increasing by 7.8% YoY, primarily due to the increased volume from gas fields with higher realized gas price.

For the first quarter of 2018, the Company's capital expenditure reached approximately RMB 9.66 billion.

First Quarter and Year-to-Date Net Production Summary (Unaudited)*

	2018						2017
	Q1			YTD			Q1			YTD
	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total
	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)
China
Bohai	38.8	15.0	41.3	38.8	15.0	41.3	40.5	13.6	42.7	40.5	13.6	42.7
Western South China Sea	9.5	24.6	13.6	9.5	24.6	13.6	9.3	25.7	13.7	9.3	25.7	13.7
Eastern South China Sea	16.7	26.8	21.2	16.7	26.8	21.2	17.5	18.8	20.7	17.5	18.8	20.7
East China Sea	0.4	5.3	1.3	0.4	5.3	1.3	0.4	5.6	1.4	0.4	5.6	1.4
Others	-	0.2	0.04	-	0.2	0.04	-	-	-	-	-	-
Subtotal	65.5	71.9	77.5	65.5	71.9	77.5	67.7	63.7	78.4	67.7	63.7	78.4
Overseas
Asia (excluding China)	6.2	14.1	8.8	6.2	14.1	8.8	4.6	12.8	6.9	4.6	12.8	6.9
Oceania	0.3	6.8	1.6	0.3	6.8	1.6	0.2	4.3	1.0	0.2	4.3	1.0
Africa	5.9	-	5.9	5.9	-	5.9	7.2	-	7.2	7.2	-	7.2
North America (excluding Canada)	4.5	11.9	6.4	4.5	11.9	6.4	4.2	11.0	6.0	4.2	11.0	6.0
Canada	5.8	3.5	6.3	5.8	3.5	6.3	4.9	4.0	5.6	4.9	4.0	5.6
South America	2.6	15.2	5.2	2.6	15.2	5.2	2.0	12.3	4.1	2.0	12.3	4.1
Europe	7.9	2.3	8.3	7.9	2.3	8.3	9.4	2.5	9.8	9.4	2.5	9.8
Subtotal	33.1	53.8	42.6	33.1	53.8	42.6	32.4	46.9	40.6	32.4	46.9	40.6
Total	98.6	125.7	120.1	98.6	125.7	120.1	100.2	110.6	119.1	100.2	110.6	119.1

* Including our interest in equity method investees, which is approximately 5.2 mmboe in Q1 2018 and 4.2 mmboe in Q1 2017.

First Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)*

	RMB (millions)				US$ (millions)
	2018		2017		2018		2017
	Q1	YTD	Q1	YTD	Q1	YTD	Q1	YTD
Sales Revenue
Crude and liquids	38,001	38,001	34,354	34,354	5,977	5,977	4,990	4,990
Natural gas	4,535	4,535	4,039	4,039	713	713	587	587
Marketing revenue, net	341	341	228	228	54	54	33	33
Others	1,798	1,798	1,857	1,857	283	283	270	270

Total	44,675	44,675	40,478	40,478	7,027	7,027	5,880	5,880

Capital Expenditures
Exploration	1,901	1,901	2,101	2,101	299	299	305	305
Development	5,963	5,963	5,599	5,599	938	938	813	813
Production	1,775	1,775	962	962	279	279	140	140
Others	16	16	7	7	3	3	1	1

Total	9,655	9,655	8,669	8,669	1,519	1,519	1,259	1,259

* Capitalized interests were not included. Capitalized interests for Q1 2018 and Q1 2017 were RMB578 million and RMB490 million, respectively.

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.3582 has been used for the first quarter of 2018, and an exchange rate of US$1 = RMB6. 8843 has been used for the first quarter of 2017, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 20 April 2018

As at the date of this announcement, the Board comprises:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Liu Jian (Vice Chairman) Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

 Exhibit 99.2

中国海洋石油有限公司

CNOOC LIMITED

Press Release - For Immediate Release

CNOOC Limited Announces Key Operational Statistics for

Q1 2018

(Hong Kong, April 20, 2018) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its key operational statistics for the first quarter of 2018.

The Company achieved total net production of 120.1 million barrels of oil equivalent (“BOE”) for the first quarter of 2018, representing an increase of 0.8% year over year (“YoY”). Production from offshore China decreased 1.2% YoY to 77.5 million BOE, mainly due to normal decline of the producing fields. Overseas production increased 4.7% YoY to 42.6 million BOE, mainly driven by production growth of Missan project in Iraq and an increase of interests held by Bridas in Pan American Energy.

During the period, the Company made six new discoveries and drilled fifteen successful appraisal wells. In Eastern South China Sea, new discoveries of Enping 10-2 and Enping 15-2 are expected to be jointly developed with Enping 15-1 to become a mid-sized oilfield. Another two new discoveries, Ranger and Pacora, were made at the Stabroek block in Guyana, which represent the sixth and seventh oil discoveries at the block to date.

For the new projects planned to commence production this year, Stampede oil field and Weizhou 6-13 oil field have commenced production, and other projects have progressed smoothly.

The unaudited oil and gas sales revenue of the Company reached approximately RMB 42.54 billion for the first quarter of 2018, representing an increase of 10.8% YoY, mainly due to the significant rebound in international oil prices. During the period, the Company’s average realized oil price increased 23.0% YoY to US$63.50 per barrel, which is in line with the international oil prices trend. The Company’s average realized gas price was US$6.47 per thousand cubic feet, increasing by 7.8% YoY, primarily due to the increased volume from gas fields with higher realized gas price.

For the first quarter of 2018, the Company's capital expenditure reached approximately RMB 9.66 billion.

Mr. Yuan Guangyu, CEO of the Company, said, “In the first quarter of the year, the global economy continued to make a stable recovery. During this time, the Company had strong performance meeting its production and operational plan. Building on our experience during the low oil price environment, the Company successfully delivered improved growth in the first quarter. Going forward, we will sustain this growth by enhancing quality and efficiency through innovation and maintaining strong cost competitiveness.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852-2894-6263

Fax: +852-2576-1990

E-mail: cnooc@hkstrategies.com